UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Centrus Energy Corp.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Series B Senior Preferred Stock

(Title of Class of Securities)

U15601401

15643U203

15643U302

(CUSIP Number of Class of Securities)

Philip Strawbridge

Senior Vice President, Chief Financial Officer,

Chief Administrative Officer, and Treasurer

Centrus Energy Corp.

6901 Rockledge Drive, Suite 800

Bethesda, Maryland 20817

(301) 564-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

C. Brophy Christensen, Esq.

Eric Sibbitt, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

(415) 984-8700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$60,000,000	$6,546

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase up to a total of 62,854 shares of Series B Senior Preferred Stock, par value $1.00 per share (the “Series B Preferred Shares”), issued by Centrus Energy Corp. and outstanding as of October 19, 2020 at a purchase price of $954.59 per Series B Preferred Share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by .0001901.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable

Filing Party: Not applicable	Date Filed: Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Centrus Energy Corp. (“the Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each holder of its Series B Senior Preferred Stock (the “Series B Preferred Shares”) to purchase up to $60,000,000 of shares of its Series B Preferred Shares at a purchase price per share (inclusive of any rights to accrued but unpaid dividends) of $954.59 in cash, less any applicable withholding taxes (up to 62,854 outstanding Series B Preferred Shares of the Company) tendered by the holder pursuant to the offer (the “Offer”). The aggregate liquidation preference per Series B Preferred Share (including accrued but unpaid dividends) was $1,272.78 as of September 30, 2020. The Offer is made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated October 19, 2020 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

The information in the Offer to Purchase and the Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Centrus Energy Corp. Our principal executive offices are located at 6901 Rockledge Drive, Suite 800, Bethesda, Maryland 20817. Our telephone number is (301) 564-3200.

(b) Securities. The subject securities are our Series B Preferred Shares, par value $1.00 per share. As of September 30, 2020, there were 104,574 Series B Preferred Shares outstanding.

(c) Trading Market and Price. There is no established trading market for the Series B Preferred Shares. The information set forth in the section of the Offer to Purchase entitled “The Offer — Price Range, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Centrus Energy Corp. is the filing person and the subject company. The information set forth above under Item 2(a) is incorporated herein by reference. Our Directors and Executive Officers as of October 19, 2020 are listed in the table below. The business address for each such person is c/o Centrus Energy Corp., 6901 Rockledge Drive, Suite 800, Bethesda, Maryland 20817 and the telephone number for each such person is (301) 564-3200.

Name	Position
Daniel B. Poneman	President and Chief Executive Officer and Director
Larry B. Cutlip	Senior Vice President, Field Operations
John M.A. Donelson	Senior Vice President, Sales and Chief Marketing Officer
Elmer W. Dyke(1)	Executive Vice President of LEU Operations and Corporate Business Development
Dennis J. Scott	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Philip O. Strawbridge	Senior Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer
Mikel H. Williams	Chairman, Director
Michael Diament	Director
Tetsuo Iguchi	Director
W. Thomas Jagodinski	Director
Patricia J. Jamieson	Director
Tina W. Jonas	Director
William J. Madia	Director
Neil S. Subin	Director

(1) As disclosed in our Form 8-K, filed with the SEC on September 21, 2020, in connection with an internal reorganization of management responsibilities, Elmer Dyke will no longer by employed by our company effective October 31, 2020.

The information set forth in the section of the Offer to Purchase entitled “The Offer — General Terms – Corporate Information”, “The Offer — Interests of Directors, Executive Officers and Others”, and “The Offer — Transactions and Agreements Concerning Our Series B Preferred Shares” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled “Summary” and “The Offer” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Offer to Purchase entitled “The Offer — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Offer to Purchase entitled “Summary,” “The Offer — Interests of Directors, Executive Officers and Others” and “The Offer — Transactions and Agreements Concerning Our Series B Preferred Shares,” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase entitled “Summary” and “The Offer — Background and Reasons for the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Offer to Purchase entitled “The Offer — Background and Reasons for the Offer” is incorporated herein by reference.

(c) Plans. Except as described in (i) the sections of the Offer to Purchase entitled “Certain Considerations,” “The Offer,” and “Summary,” , each of which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of our subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer; (5) any other material change in our corporate structure or business; (6) any class of equity securities of the Company to be delisted from the NYSE; (7) any class of our equity securities becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of our obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Offer to Purchase entitled “Summary” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Offer to Purchase entitled “The Offer — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the section of the Offer to Purchase entitled “The Offer — Transactions and Agreements Concerning Our Series B Preferred Shares” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “The Offer — Fees and Expenses”, “The Offer — Depositary” and “The Offer — Information Agent” is incorporated herein by reference. None of the Company, its management, its Board of Directors or the information agent for the Offer is making any recommendation as to whether holders of Series B Preferred Shares should tender Series B Preferred Shares for cash in the Offer.

Item 10. Financial Statements.

(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash, the Offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Offer to Purchase entitled “The Offer —Agreements, Regulatory Requirements and Legal Proceedings” and “The Offer — Interests of Directors, Executive Officers and Others” are incorporated herein by reference.

(2) The information set forth in the section of the Offer to Purchase entitled “The Offer — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) The information set forth in the section of the Offer to Purchase entitled “The Offer — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(4) The information set forth in the section of the Offer to Purchase entitled “The Offer — Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(5) None.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of October 19, 2020.
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Current Report on Form 8-K (as filed with the SEC on October 19, 2020 and incorporated herein by reference).
(a)(5)(B)	Press Release, dated October 19, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company with the SEC on October 19, 2020)
(b)	Not applicable
(d)(1)	Amended and Restated Certificate of Incorporation of Centrus Energy Corp. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 8-A, filed with the SEC on September 30, 2014)
(d)(2)	Third Amended and Restated Bylaws of Centrus Energy Corp. (incorporated by reference to Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 31, 2017)
(d)(3)	Rights Agreement dated as of April 6, 2016, among Centrus Energy Corp., Computershare Inc. (“Computershare”) and Computershare Trust Company, N.A., together with Computershare, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, filed with the SEC on April 7, 2016)
(d)(4)	Form of First Amendment to Section 382 Rights Agreement by and between Centrus Energy Corp., Computershare Trust Company, N.A. and Computershare Inc., to be dated on or about February 7, 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 5, 2017)
(d)(5)	Second Amendment to the Section 382 Rights Agreement, dated as of April 3, 2019, between Centrus Energy Corp., Computershare Trust Company, N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 4, 2019)

Exhibit No.	Description
(d)(6)	Third Amendment to the Section 382 Rights Agreement, dated as of April 13, 2020, by and among Centrus Energy Corp., Computershare Trust Company N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 14, 2020)
(d)(7)	Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of Centrus Energy Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A, filed with the SEC on April 7, 2016)
(d)(8)	Employment Agreement, dated March 6, 2015, by and between Centrus Energy Corp. and Daniel B. Poneman (incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 7, 2015).
(d)(9)	Amended Employment Agreement, dated November 28, 2018, by and between Centrus Energy Corp. and Daniel B. Poneman (incorporated by reference to the Exhibit 10.29 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020)
(d)(10)	2016 Executive Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2016)
(d)(11)	Centrus Energy Corp. 2014 Equity Incentive Plan (as amended and restated in May 2017) (incorporated by reference to Exhibit 10.48 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 8, 2018)
(d)(12)	USEC Inc. 2006 Supplemental Executive Retirement Plan, as amended and restated, dated November 1, 2007 (incorporated by reference to Exhibit 10.64 of the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2007, filed with the SEC on February 29, 2008), as amended by the First Amendment dated October 28, 2009 to the USEC Inc. 2006 Supplemental Executive Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.71 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 1, 2010).
(d)(13)	2019 Executive Incentive Plan (incorporated by reference to the Exhibit 10.60 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020)
(d)(14)	Voting and Nomination Agreement, dated April 13, 2020, by and among Centrus Energy Corp. and the MB Group (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 14, 2020)
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Centrus Energy Corp.

	By:	/s/ Philip Strawbridge
Philip Strawbridge
Senior Vice President, Chief Financial Officer, Chief Administrative Officer, and Treasurer

Dated: October 19, 2020